UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,  2014

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-14706.

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

INGLES MARKETS, INCORPORATED

INVESTMENT//PROFIT SHARING PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676

Asheville, North Carolina 28816

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Audited Financial Statements

and

Supplemental Schedule

as of December 31, 2014 and 2013

and for the Year Ended December 31, 2014

(with Report of Independent Registered Public Accounting Firm)

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Table of Contents

December 31, 2014 and 2013

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Supplemental Schedule:
Schedule H, Line 4i–Schedule of Assets (Held at End of Year)	12-13

Signatures	14

Exhibit Index	15

Report of Independent Registered Public Accounting Firm

To the Participants and the Fiduciary Investment and Administrative Committee of

Ingles Markets, Incorporated

Black Mountain, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

June 23, 2015

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
Assets	2014	2013
Investments at fair value (See Notes 3, 4, 6)	$95,142,547	$90,187,192
Notes receivable from participants	5,640,506	5,536,570
Cash	21	—

Net assets reflecting investments at fair value	100,783,074	95,723,762
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(255,115)	(142,412)
Net assets available for benefits	$100,527,959	$95,581,350

The accompanying notes are an integral part of these financial statements.

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$7,157,287
Dividends	2,587,571
9,744,858

Interest income on notes receivable from participants	230,385

Contributions:
Employer	1,352,258
Participant	4,785,709
Rollovers	60,335
6,198,302
Total additions	16,173,545

Deductions to net assets attributed to:
Benefits paid to participants	10,874,034
Administrative expenses	352,901
Total deductions	11,226,935
Net increase	4,946,609
Net assets available for benefits:
Beginning of year	95,581,350
End of year	100,527,959

The accompanying notes are an integral part of these financial statements.

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Copies of the plan document are available from the Fiduciary Investment and Administrative Committee.

General - The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the “Company” and “Plan Sponsor”) and its wholly-owned subsidiary, Milkco, Inc., who have completed one year of eligible service as defined in the plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - The Plan provides for three types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock Fund - Class B made by the Company - discretionary in nature; no participant 401(k) contributions can be made to the Ingles Stock Fund - Class B, (ii) participant 401(k) contributions from one percent to 50 percent (in increments of one percent) of their pre-tax annual compensation as defined in the plan document (subject to regulatory limitations), and (iii) Company
401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period. The Company matching contributions will not exceed 3% of a participant’s compensation as defined in the plan document. In addition, all participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions, also subject to regulatory limitations.

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in one percent increments to any of the Plan’s fund options, including the Ingles Class A Stock Fund. Participants may change their investment options daily. Plan participants may divest employer contributions of Company Class B stock and reinvest in other investment options.

In 2014, the Company made net discretionary 401(k) matching contributions of $1,352,258. The Company made no discretionary profit sharing contributions during 2014.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and any Company matching and profit-sharing contributions. Allocations of plan earnings or losses are based on participant account balances, participant compensation as defined in the plan document, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures - Contributions by participants plus actual earnings thereon are immediately vested and non-forfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100 percent vesting occurring after the completion of six years of service.

Forfeited balances are utilized as follows:

a.	First, to restore the non-vested portion of the Company contribution accounts of certain terminated participants who subsequently participate in the Plan as a rehire as described in the plan document.

b.	Second, at the discretion of the Plan Sponsor, to pay plan expenses.

c.	Third, to reduce Plan Sponsor contributions as described in the plan document.

No forfeitures were used during 2014 to reduce the Company’s matching contributions. Unallocated forfeitures at December 31, 2014 and 2013 were $40,502 and $3,547, respectively.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50 percent of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions. At December 31, 2014, outstanding loans bore interest rates ranging from 4.25% to 10.00%.

Payment of Benefits - Upon termination of service, death, disability or retirement, participants, or their beneficiary in the case of death, may receive a lump-sum amount equal to the vested value of their account.

In-service withdrawals are available in certain circumstances, as defined in the plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting hardship withdrawals.

Administrative Expenses - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

In accordance with GAAP, the fully benefit-responsive contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the stable value funds as well as the adjustment of the fully benefit-responsive stable value funds from fair value to contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events - The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 23, 2015.

3.	Investments

The trustee for the Plan, Wells Fargo Bank, N.A., is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The Company’s Fiduciary Investment and Administrative Committee (the “Committee”) appoints the trustee responsible for maintaining custody of the Ingles stock component of the Ingles Stock Fund.  The Committee engages an independent co-fiduciary to assist in the selection and monitoring of the Plan’s investments funds.

During 2014, the Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated in value as follows:

Net
Appreciation
in Fair Value
of
Investments
Employer securities	$5,429,222
Mutual funds	(416,029)
Collective trust funds	2,144,094
Total	$7,157,287

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2014		2013
Employer securities:
Ingles Class A and B Stock Funds	$20,862,906		$18,893,086

Mutual funds:
Loomis Sayles Investment Grade Bond Fund		*	5,084,828
Oakmark Equity and Income Fund I	6,624,988		6,803,916

Collective trust funds:
Wells Fargo Stable Return Fund N, at contract value	18,110,207		17,451,389
Wells Fargo Enhanced Stock Market Fund N	11,133,483		10,597,605

* Amount does not represent more than five percent of the Plan's net assets.

4.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

• Level 1:	Observable inputs such as quoted prices in active markets.

• Level 2:	Inputs other than quoted prices in active markets that are either directly or indirectly observable.

• Level 3:	Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds and common stocks.

Level 2 investment securities include; the Wells Fargo Enhanced Stock Market Fund N, the Wells Fargo Stable Return Fund N and Stable Return Fund (together the “Stable Return Fund”), the Wells Fargo Core Bond CIT Fund, the Wells Fargo International Bond Fund CIT, the Wells Fargo / MFS Value CIT, the Wells Fargo / Multi-Manager Small Cap CIT, the Wells Fargo / Causeway International Value CIT, the Wells Fargo / T. Rowe Price Institutional Large-Cap Growth Managed CIT, the Wells Fargo / T. Rowe Price Institutional Equity Income Managed Growth CIT, and the Wells Fargo Large Cap Growth CIT (all of the preceding collectively the “Funds”, each a “Fund”.)

Valuation of the Funds’ units occurs daily. Unit values are determined by dividing the value of each Fund’s net assets by the total number of participants’ units outstanding on the valuation date. The Funds’ investments held in other collective funds are valued on the basis of market valuations, where available, as provided by independent pricing services. Securities for which market valuations are not readily available are valued at fair value as determined by Wells Fargo Bank, N.A. Market valuations are generally determined as follows:

•	Securities traded in the over-the-counter market are valued at the last sale on the valuation date, if any, otherwise at the last reported price.

•	Government and agency obligations are valued based upon the most recent bid quotation for identical or similar obligations.

•	Fixed income securities are valued based upon the most recent bid quotation obtained from major market makers or security exchanges.

Participants’ purchases and redemptions of units from each Fund are based on unit values as of the valuation date. Purchase and redemptions of units may occur on a daily basis.

The Funds may enter into to-be-announced sale commitments to hedge their portfolio positions or to sell mortgage-backed securities they own under delayed delivery arrangements. As of December 31, 2014 no funds have to-be-announced sale commitments outstanding.

The Wells Fargo Stable Return Fund N invests all assets in Wells Fargo Stable Return Fund G, a collective trust fund sponsored by the trustee. The Wells Fargo Stable Return Fund G is a fully benefit-responsive fund which seeks to provide investors with a moderate level of stable income without principal volatility. The primary underlying investments held by the Wells Fargo Stable Return Fund G are guaranteed investment contracts. An investment in the Fund results in the issuance of a given number of participation units. Wells Fargo Bank, N.A., the manager of the fund, determines the purchase price and redemption price of the units, which is generally equal to the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding at the valuation date. Redemptions of units are redeemed at the Unit Value at contract value. The estimated fair value of the fund is net asset value, exclusive of the adjustment to contract value. As a benefit-responsive fund, this fund generally permits plan participant redemptions daily. As of December 31, 2014 and December 31, 2013, there were no unfunded commitments or restrictions on redemptions.

The purpose of the Enhanced Stock Market Fund N is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment primarily in a portfolio of stocks with market capitalizations within the range of the stocks in the S&P 500 Index with the objective of seeking to achieve long-term total return greater than the return on the S&P 500 Index while maintaining risk characteristics similar to the risk characteristics of the stocks in the S&P 500 Index.

The purpose of the Core Bond CIT Fund is to invest primarily in U.S. and foreign fixed income securities.

The purpose of the International Bond Fund CIT is to provide total return consisting of income and capital appreciation. Under normal circumstances, the Fund invests primarily in foreign debt securities, including obligations of governments, corporate entities, or supranational agencies, denominated in various currencies.

The purpose of the MFS Value CIT is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment primarily in a portfolio of stocks focused on investing the Fund’s assets in the stocks of companies that it believes are undervalued compared to their perceived worth (value companies). Value companies tend to have stock prices that are low relative to their earnings, dividends, assets, or other financial measures.

The purpose of the Multi-Manager Small Cap CIT is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment primarily in a portfolio of stocks within the Russell 2000® index. The Fund blends three individually managed portfolios: the J.P. Morgan Small Cap Core Portfolio, the Goldman Sachs Small Cap Value Style Portfolio, and the Invesco Small Cap Growth Portfolio.

The purpose of the Wells Fargo/Causeway International Value CIT (formerly Wells Fargo/Thornburg International CIT) is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment in a portfolio which will primarily invest its total market value in stocks of international companies that fall within the market capitalization of the Morgan Stanley Capital International All Country World Index Ex-U.S.

The purpose of the T. Rowe Price Institutional Large-Cap Growth Managed CIT is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment in a portfolio of stocks which invests primarily in the common stocks of large-cap companies, taking a growth approach to investment selection. The Fund defines a large-cap company as one whose market capitalization is larger than the median market capitalization of companies in the Russell 1000® Growth Index, a widely used benchmark of the largest domestic growth stocks.

The purpose of the T. Rowe Price Institutional Equity Income Managed Growth CIT is to provide substantial dividend income, as well as long-term capital appreciation.

The purpose of the Large Cap Growth CIT is to provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment primarily in a portfolio of domestic common stocks, preferred stocks and debt securities that are convertible to common stocks, of companies the majority of which have a capitalization of at least $3 billion, with a view to producing long-term capital appreciation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

	Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutal Funds:
Bond funds	$6,306,962	$—	$—	$6,306,962
Balanced funds	6,624,988	—	—	6,624,988
Domestic stock funds	16,191,170	—	—	16,191,170
International stock funds	4,813,303	—	—	4,813,303
Total mutual funds	33,936,423	—	—	33,936,423

Common stocks	20,862,906	—	—	20,862,906

Common collective trust funds:
Stable value funds	—	18,902,491	—	18,902,491
Domestic stock funds	—	16,941,633	—	16,941,633
International stock funds	—	917,086	—	917,086
Bond funds	—	3,582,008	—	3,582,008
Total common collective trust funds	—	40,343,218	—	40,343,218
Total investments at fair value	54,799,329	40,343,218	—	95,142,547

	Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutal Funds:
Bond funds	$8,188,071	$—	$—	$8,188,071
Balanced funds	6,803,916	—	—	6,803,916
Domestic stock funds	14,298,084	—	—	14,298,084
International stock funds	5,190,526	—	—	5,190,526
Total mutual funds	34,480,597	—	—	34,480,597

Common stocks	18,893,086	—	—	18,893,086

Common collective trust funds:
Stable value funds	—	18,038,365	—	18,038,365
Domestic stock funds	—	16,435,898	—	16,435,898
International stock funds	—	975,333	—	975,333
Bond funds	—	1,363,913	—	1,363,913
Total common collective trust funds	—	36,813,509	—	36,813,509
Total investments at fair value	53,373,683	36,813,509	—	90,187,192

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between the levels for the years ended December 31, 2014 and 2013.

5.	Income Tax Status

The Plan has received a determination letter from the IRS dated November 14, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

6.	Exempt Party-in-Interest Transactions

Certain plan investments are managed by Wells Fargo Bank, N.A., the trustee as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

Participants may direct investment of their plan balances into the AdviceTrack program where the trustee is responsible for managing the investments in participant accounts. These transactions qualify as party-in-interest transactions. Fees paid by plan participants under the AdviceTrack program were included as a reduction of the return earned on each fund. AdviceTrack investments utilize the following funds:

Acadian Emerging Markets Equity Fund

Harbor International Fund

PIMCO High Yield Fund

PIMCO Real Return Fund

PIMCO Total Return Fund

T. Rowe Price Real Estate Fund

Wells Fargo Core Bond CIT

Wells Fargo International Bond CIT

Wells Fargo Large Cap Growth CIT

Wells Fargo / MFS Value CIT

Wells Fargo / Multi-Manager Small Cap CIT

Wells Fargo Stable Return Fund

Wells Fargo / T. Rowe Price Institutional Large-Cap Growth CIT

Wells Fargo / T. Rowe Price Institutional Equity Income Managed CIT

Wells Fargo / Causeway International Value CIT

Due to restrictions on the trading periods of the Ingles stock, effective May 2007, the Plan Sponsor may advance funds to the Plan for the purpose of making distributions of participants’ holdings in the Ingles Stock Fund. Advances are interest free and will be repaid through the dividends received on the Ingles Class B stock and the sale of Class B shares to the Plan Sponsor or other qualified transferee, or the conversion of the Ingles Class B stock to Class A stock and subsequent market sale of the Class A shares. During 2014, the Plan Sponsor made $1.3 million of advances to the Plan and received $1.0 million of repayments from the Plan.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Because the Ingles Stock Fund - Class B and the Ingles Class A Stock Fund are not diversified, they may experience wider variation in value than the other plan funds.

SUPPLEMENTAL SCHEDULE

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2014

EIN: #56-0846267

Plan No. 001

		(c) Description of Investment
		Including Maturity Date, Rate of		(e)
	(b) Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost **	Value
	Common collective trust funds:
*	Wells Fargo Bank, N.A.	Stable Return Fund N****		$18,110,207
*	Wells Fargo Bank, N.A.	Stable Return Fund G		537,169
*	Wells Fargo Bank, N.A.	Enhanced Stock Market Fund N		11,133,483
*	Wells Fargo Bank, N.A.	Core Bond CIT Fund		2,826,885
*	Wells Fargo Bank, N.A.	International Bond Fund CIT		755,124
*	Wells Fargo Bank, N.A.	MFS Value CIT		2,302,367
*	Wells Fargo Bank, N.A.	Multi-Manager Small Cap CIT		903,959
*	Wells Fargo Bank, N.A.	Causeway International Value CIT		917,086
*	Wells Fargo Bank, N.A.	TRP Institutional Large-Cap Growth Managed CIT		453,899
*	Wells Fargo Bank, N.A.	TRP Institutional Equity Income Managed CIT		1,326,564
*	Wells Fargo Bank, N.A.	Large Cap Growth CIT		821,360
				$40,088,103
	Mutual funds:
	American Funds	Growth Fund of America R6		2,374,539
	Goldman Sachs	Growth Opp FD		2,709,699
*	PIMCO	Total Return/Inst		787
*	PIMCO	High Yield I		691,173
*	PIMCO	Real Return/Institutional		609,620
*	T. Rowe Price	Real Estate		462,737
	American Beacon Advisors, Inc.	Large Cap Value		1,639,576
	Oakmark Funds	International Fund		3,349,650
	Vanguard	Total International Index Fund		5,761
	Natixis Loomis, Sayles	Investment Grade Bond Fund		4,851,298
	Oakmark Funds	Equity and Income Fund I		6,624,988
*	Harbor International	Harbor International/Inst		1,105,422
*	Acadian Funds	Emerging Markets Equity Fund		352,470

				(continued)

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

EIN:     #56-0846267

Plan No. 001

		(c) Description of Investment
		Including Maturity Date, Rate of		(e)
	(b) Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost **	Value
	Mutual funds, continued:
	Vanguard	Total Bond Market Index		154,085
	T. Rowe Price	SCap Stk/Adv		547,598
	Vanguard	Extended Market Index		4,185,213
	Vanguard	Selected Value		5,239
	JP Morgan Investment Advisors	Smart Retirement Inc		49,749
	JP Morgan Investment Advisors	Smart Retirement 2015		423,953
	JP Morgan Investment Advisors	Smart Retirement 2020		712,495
	JP Morgan Investment Advisors	Smart Retirement 2025		736,602
	JP Morgan Investment Advisors	Smart Retirement 2030		506,615
	JP Morgan Investment Advisors	Smart Retirement 2035		297,671
	JP Morgan Investment Advisors	Smart Retirement 2040		401,586
	JP Morgan Investment Advisors	Smart Retirement 2045		688,485
	JP Morgan Investment Advisors	Smart Retirement 2050		326,152
	JP Morgan Investment Advisors	Smart Retirement 2055		123,260
				$33,936,423

	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund – Class B		15,170,778
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund		5,692,128
				$20,862,906
*	Participant loans***	Interest-bearing at 4.25% - 10.00%,
		maturing Jan 2014 through September 2023		5,640,506
				$100,527,938

*Party-in-interest

**Cost information omitted for participant-directed investments.

***The accompanying financial statements classify participant loans as notes receivable from participants.

****Represents contract value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Date: June 23, 2015	By:	/s/ Ronald B. Freeman
Ronald B. Freeman Plan Administrative Committee Member

	By:	/s/ Cynthia Brooks
Cynthia Brooks Plan Administrative Committee Member

	By:	/s/ Patricia Jackson
Patricia Jackson Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit 23 Consent of Dixon Hughes Goodman LLP